SCHEDULE 13G

Amendment No. 0
NUTANIX INC
CLASS A COMMON STOCK
Cusip #67059N108
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #67059N108
Item 1: 	   	Reporting Person - FMR LLC
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	498,195
Item 6: 	   	0
Item 7: 	   	9,293,348
Item 8: 	   	0
Item 9: 	   	9,293,348
Item 11: 	   	41.609%
Item 12: 	   	HC
Cusip #67059N108
Item 1: 	   	Reporting Person - Abigail P. Johnson
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	9,293,348
Item 8: 	   	0
Item 9: 	   	9,293,348
Item 11: 	   	41.609%
Item 12: 	   	IN
Cusip #67059N108
Item 1: 	   	Reporting Person - Fidelity Growth Company Fund
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Massachusetts
Item 5: 	   	1,692,509
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	1,692,509
Item 11: 	   	7.577%
Item 12: 	   	IV
Cusip #67059N108
Item 1: 	   	Reporting Person - Fidelity Contrafund
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Massachusetts
Item 5: 	   	3,531,852
Item 6: 	   	0
Item 7: 	   	0
Item 8: 	   	0
Item 9: 	   	3,531,852
Item 11: 	   	15.813%
Item 12: 	   	IV


		7,464,637 of the shares of Class A Common Stock of NUTANIX INC reported as being beneficially owned by the reporting persons at

September 30, 2016, are included in this Schedule 13G because the reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 7,464,637 shares of Class B Common Stock of NUTANIX INC by investment companies advised by FMR CO., INC. and  FIDELITY MANAGEMENT

& RESEARCH (HONG KONG) LIMITED, both indirect wholly-owned subsidiaries of
FMR LLC, which shares of Class B Common Stock are convertible into shares
of Class A Common Stock at the election of the holder at an
 exchange rate of
1:1. Such shares of Class B Common Stock represent 6.10% of the outstanding
Class B Common Stock. Assuming the conversion of all
 outstanding shares of
Class B Common Stock into Class A Common Stock, the
 9,293,348 shares of Class A
Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent 6.77% of the outstanding Class A Common Stock.


Item 1(a). 	    	Name of Issuer:

  	  	          	NUTANIX INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	1740 Technology Drive
Suite 150
  	  	          	San Jose, CA 95110
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 CLASS A COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 67059N108

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FMR LLC, is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G).   (Note:  See Exhibit A).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	9,293,348

  	  	     	(b)    Percent of Class: 	41.609%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
498,195

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	9,293,348

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0


		7,464,637 of the shares of Class A Common Stock of NUTANIX INC reported as being beneficially owned by the reporting persons at

September 30, 2016, are included in this Schedule 13G because the reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 7,464,637 shares of Class B Common Stock of NUTANIX INC by investment companies advised by FMR CO., INC. and  FIDELITY MANAGEMENT

& RESEARCH (HONG KONG) LIMITED, both indirect wholly-owned subsidiaries of
FMR LLC, which shares of Class B Common Stock are convertible into shares
of Class A Common Stock at the election of the holder at an
 exchange rate of
1:1. Such shares of Class B Common Stock represent 6.10% of the outstanding
Class B Common Stock. Assuming the conversion of all
 outstanding shares of
Class B Common Stock into Class A Common Stock, the
 9,293,348 shares of Class A
Common Stock reported as being beneficially owned
 by the reporting persons in
this Schedule 13G would represent 6.77% of the outstanding Class A Common Stock.

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	 Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of NUTANIX INC. No one other person's interest in the CLASS A COMMON STOCK of NUTANIX INC is more than five percent of the total outstanding CLASS A COMMON STOCK.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	October 7, 2016
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on June 10, 2016, accession number:
0000315066-16-005935


Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
Fidelity Institutional Asset Management Trust Company 	BK
FIDELITY MANAGEMENT & RESEARCH (HONG KONG) LIMITED 	IA
FMR CO., INC * 	IA


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.





                Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC.



                Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).





RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on October 7, 2016, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A COMMON STOCK of NUTANIX INC at September 30, 2016.


  	FMR LLC

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 23, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

  	Abigail P. Johnson

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of December 16, 2015, by and on behalf of Abigail P. Johnson*

  	Fidelity Growth Company Fund

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Secretary

  	Fidelity Contrafund

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Secretary


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on June 10, 2016, accession number:
0000315066-16-005935